Contact

www.linkedin.com/in/khaliahguillory (LinkedIn)

Top Skills

Time Management
Customer Service
Mortgage Banking

Certifications

Series 6, 63 and Group One License
Certified Sleep Science Coach

Honors-Awards

Voted District Manager of the Year

Recipient of the 2014 Sales and Service Excellence Trip

Service Excellence Award

Voted Houstons Top 40 Under 40 Professional

Voted Houstons Next Generation of Leaders

Publications

Dopeness, Anyone?

Fake It Til You Make It, Right?

Khaliah O. Guillory

Founder of Nap Bar | Certified Sleep Coach | Award-Winning Speaker | Philanthropist | Filmmaker
Greater Houston

Summary

Khaliah works with organizations to leverage leadership to increase innovation and productivity.

Buoyed by her passion to inspire others by means of speaking, Khaliah founded KOG & Company in 2015. KOG is a people empowerment platform built to encourage the masses to operate outside of their fears and summon up the unmitigated gall to courageously pursue their purpose and passions in life.

Khaliah engages and captivates her audience by way of her gift of story-telling to "Inspire one person to be BIG in the world" while offering a fresh take on living a purpose-filled life.

Khaliah's vast experiences as a leader working for Fortune 500 companies has awarded her Houston's Next Generation of Leaders Award. She graduated from the University of Central Florida, Nicholson School of Communication with a Bachelor's Degree in Communications and is a member of Delta Sigma Theta Sorority, Inc.

Khaliah's client list includes NASA, The Federal Bureau of Investigation (FBI), Microsoft, National Diversity Council and her alma mater, University of Central Florida.

She has assumed a pertinent role as an Adjunct Professor in the MBA program at the University of Houston – Downtown and was elected an officer for the Advisory Board of the Texas Diversity Council.

As Khaliah's destiny is taking flight in more ways than one, her winning personality and candid take on diversity in life has landed her a spot as contributor for the international media platform, the Huffington Post. Because Khaliah understands that every human being was born with a certain measure of tenacity and strength, her mantra for life is: "Unleash Your Dopeness™" with the intention of inspiring the masses to unlock the greatness inside of them.

Areas of Expertise:
✪ Women's Empowerment
✪ Performance Productivity
✪ Wellness & AI
✪ Change Management
✪ Building Employee Engagement
✪ Effective Sales Strategies
✪ Building Partner Relationships

Based on her philanthropic work through the Cynthia A. Guillory Foundation, Mayor Sylvester Turner has declared October 29 as Khaliah O. Guillory Day.

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Experience

Nap Bar
Founder
April 2018 - Present (6 years 2 months)
Houston, Texas Area

Nap Bar -- the future of productivity.

Nap Bar is a white glove napping experience for the health conscious professional and entrepreneur.

KOG & Company
Chief Motivation Officer
February 2016 - Present (8 years 4 months)
Houston, TX

✪ KOG & Company is a people empowerment platform built to encourage the masses to operate outside of their fears and summon up the unmitigated gall to courageously pursue their purpose and passions in life.

✪ KOGs mission is to inspire one person to be BIG in the world while offering a fresh take on living life fulfilled with purpose.

Speaking Topics:

DEI

Leadership

Women Empowerment

Wellness

Change Mangement

Performance Productivity

Services:

Strategy

Coaching

Strategic Planning

Cynthia A. Guillory Foundation
President & Founder
December 2011 - Present (12 years 6 months)

✪ The Cynthia A. Guillory Foundation is an organization dedicated to providing support to families in need throughout the Greater Houston area. As the President I lead the charge on activism and awareness and coordination of partnership, major gifts, endowments, and donation campaigns.

✪ The organization was founded in memory of Cynthia A. Guillory, a woman who died of ALS (Lou Gehrig's disease) on November 15, 2002. Over the years, Cynthia was known in her community as an individual who valued God, family, hard work and lending a helping hand to individuals in need. As a result since 2011 we have been able to provide resources to over hundreds of families.

✪ By continuing Cynthia's legacy of philanthropy, the aim of the foundation is to empower and inspire individuals throughout the country and to monetary support to familes affected by the disease. CAG Foundation has raised thousands of funds and donations under my leadership.

www.guilloryfoundation.org

Wells Fargo
14 years 1 month

Vice President Marketing Strategy
December 2013 - November 2018 (5 years)
Houston, Texas Area

✪ Support small business household acquisition efforts across the Wells Fargo footprint.

✪ National/business banking channel marketing and sales support promoting advertising and   brand awareness, sponsorships, promotions and sales campaigns

✪ Tracking, analysis and reporting on trends and program effectiveness/P&L impact

✪ Spearhead innovative strategies to improve lead generation that was adopted throughout footprint

✪ Integrates information across projects, presents findings and recommended solutions to WFMS and Regional Bank senior management

Vice President, District Manager
November 2007 - November 2013 (6 years 1 month)
Houston, TX

✪ Provide exceptional team leadership through the largest merger in banking history (Wachovia/ Wells Fargo).

✪ Implement and execute SMART Business Strategic Plan to increase merchant penetration and generate revenues (achieved 120% of goal).

✪ Oversight of five DeNovo branch openings.

✪ Manage daily branch operations, community involvement, and industry networking.
Influence 225 team members and maintain a book of business nearly $1 billion in assets.
Engage and develop team members in regards to performance, sales acquisition, and customer service.

✪ Facilitate sales workshops to hone Business Champion/Specialist skills in profiling, business to business sales, and cold calling techniques.

✪ Establish and maintain relationships with key partners and executives in region.

Recognized through several awards including Best in Class for Team Member Engagement in 2011 and Best in Class for Book of Business growth in 2009 and 2010.

Founding Member -- Diversity Council (Wachovia Bank)
January 2006 - December 2008 (3 years)
Houston, Texas, United States

Served as founding member for Wachovia Bank (a Wells Fargo Company) Diversity Council. The intention for the council was to lead, advocate for, coordinate, inform and/or monitor the Strategic Diversity Management process.

Assistant Vice President, Financial Specialist
November 2004 - August 2007 (2 years 10 months)

(Previously Wachovia Bank)

✪ #1 Financial Specialist in North Houston.

✪ Selected by Financial Sales Leader to develop and train on-boarding bankers through call labs and on-site employee management.

✪ Identified opportunities to enhance small business relationships and foster sales opportunities by performing detailed profile assessments.

✪ Created a book of business through acquisition strategies geared towards Affluent and Small Business clients.

✪ Mentored Financial Specialist for DeNovo acquisition training; exceeded goals within 6 months.
Recognized in the top 10% of Financial Specialists overall in CBG for 2006 and Top 1% in 2007.
Received 25 Shared Success Awards.

I AM YOU: Dimensions of Diversity Docuseries
Creator & Executive Producer
October 2016 - October 2018 (2 years 1 month)
Houston, Texas Area

I AM YOU – Dimensions of Diversity is a three-part community based docuseries which aims to take a hard look at the misconceptions, biases and beliefs that often divide us. Each installation of the series accomplishes this by providing unconventional perspectives on conventional issues such as Gender Discrimination, LGBTQ Rights, Mental Illness, Ethnocentrism, Religious Freedom and Ageism.

The series exposes the impact that discrimination and unfair treatment has on people and boldly proclaims that our differences should not be a divider but are a necessary and beautifully woven piece of the human tapestry.

The Huffington Post
Contributing Writer
February 2017 - February 2018 (1 year 1 month)
Houston, TX

✪ Contributing writer on the international media platform

University of Houston-Downtown Davies College of Business
Adjunct Professor
January 2017 - May 2017 (5 months)
HOUSTON, TX

✪ Collaborate with colleagues on MBA Sales and Marketing program course curriculum

✪ Plan experiential exercises and role-playing simulations for an optimal learning experience

✪ Create course work to provide real world leadership experiences for students, professionally and personally

Transamerica
Financial Advisor
January 2004 - November 2004 (11 months)

✪ Cultivated a book of business of 575 clients worth $5M within 11 months.

✪ Prepared influential proposals with illustrative diagrams displaying retirement projections to generate accounts.

✪ Determined minimum and maximum allotted contribution allowable for 403(b) Plans.

✪ Utilized a consultative sales approach by recommending changes and improvements to clients' existing retirement plans.

✪ Recognized as Top Performer 1st and 2nd quarter for book of business growth.

Education

University of Central Florida

B.A., Business Communication · (1998 - 2002)